July 11, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C.  20549

Re:	Know Labs, Inc. Registration Statement on Form S-1 File No. 333-280273 REQUEST FOR WITHDRAWAL OF ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Reference is made to the letter filed with the U.S. Securities and Exchange Commission (the “Commission”) by Know Labs, Inc., a Nevada corporation (the “Registrant”), on June 11, 2024 in which the Registrant requested that the above-referenced Registration Statement (the “Registration Statement”) become effective at 5:00 p.m. (EST) on Thursday, July 11, 2024.

In accordance with rule 461, the Registrant is no longer requesting effectiveness of the Registration Statement at such time and on such date.

Sincerely,

Know Labs, Inc.

/s/ RONALD P. ERICKSON

Ronald P. Erickson

Chief Executive Officer